SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ONLINETRADINGINC.COM CORP.
      ---------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68273D 10 8
        -----------------------------------------------------------------
                                 (CUSIP Number)


                            SALOMON SREDNI, PRESIDENT
                              OMEGA RESEARCH, INC.
                            8700 WEST FLAGLER STREET
                              MIAMI, FLORIDA 33174
                                 (305) 485-7000
      ---------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                JANUARY 19, 2000
      ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

               If the filing person has previously filed a statement on
      Schedule 13G to report the acquisition which is the subject of this
      Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. [ ]

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

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CUSIP No. 68273D 10 8                13D                            Page 2 of 11

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
1)       Names of Reporting Person/I.R.S. Identification Nos. of Above Persons:
         Omega Research, Inc. - I.R.S. I.D. No. 59-2223464
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2)       Check the Appropriate Row if a Member of a Group (SEE Instructions):           (a) [ ]
                                                                                        (b) [X]
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3)       SEC Use Only
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4)       Source of Funds (SEE Instructions):                                            OO
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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):  [ ]
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6)       Citizenship or Place or Organization:                                          Florida
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         Number of Shares                   (7)      Sole Voting Power:                 None
         Beneficially Owned                 ------------------------------------------------------
         by Each Reporting                  (8)      Shared Voting Power:               8,888,888
         Person With:                       ------------------------------------------------------
                                            (9)      Sole Dispositive Power:            2,294,129
                                            ------------------------------------------------------
                                            (10)     Shared Dispositive Power:          None
                                            ------------------------------------------------------
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person:                  11,183,017
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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (SEE Instructions):                                                            [ ]
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13)      Percent of Class Represented by Amount in Row (11):                            81.2%
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14)      Type of Reporting Person (SEE Instructions):                                   CO
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

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Omega Research, Inc. that it is the beneficial owner of any of the Common Stock of onlinetradinginc.com corp. for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

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CUSIP No. 68273D 10 8                13D                            Page 3 of 11

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $.01 per share ("Online Common Stock"), of onlinetradinginc.com corp., a Florida corporation ("Online"). The principal executive offices of Online are located at 2700 North Military Trail, Suite 200, Boca Raton, Florida 33431.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is Omega Research, Inc., a Florida corporation ("Omega").

         (b) The address of the executive offices of Omega is 8700 West Flagler Street, Miami, Florida 33174.

         (c) Omega is a leading provider of real-time analytical tools for active traders. Set forth in Schedule A to this Statement (which is incorporated herein by reference) is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Omega's directors and executive officers as of the date hereof.

         (d) During the last five years, neither Omega nor, to Omega's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Omega nor, to Omega's knowledge, any person named in Schedule A to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the knowledge of Omega, each of the persons named in Schedule A to this Statement is a United States citizen.

         William R. Cruz and Ralph R. Cruz, who are brothers and the Co-Chairmen of the Board and Co-Chief Executive Officers of Omega, through the holdings of their respective affiliates have the right, directly or indirectly, to control approximately 75% of the outstanding total voting power of Omega. As a result, Messrs. Cruz generally have the ability to control the outcome of all matters submitted to a vote of Omega's shareholders. Messrs. Cruz disclaim beneficial ownership of any shares of Online Common Stock deemed beneficially owned by Omega.

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CUSIP No. 68273D 10 8                13D                            Page 4 of 11

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to certain shareholder agreements, dated as of January 19, 2000 (collectively, "Shareholder Agreements"), by and among Omega, Online Trading Group, Inc., a Florida corporation ("Newco"), and each of the Online shareholders listed on Schedule B attached to this Statement (collectively, the "Online Shareholders"), Omega may be deemed to be the beneficial owner of 8,888,888 shares of Online Common Stock. Pursuant to a certain stock option agreement, dated as of January 19, 2000 (the "Online Stock Option Agreement"), by and between Omega and Online, Online granted Omega an option to purchase up to an aggregated 2,294,129 newly issued shares of Online Common Stock. Both the Shareholder Agreements and Online Stock Option Agreement were entered into to induce Omega to enter into that certain Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Online, Newco, Omega Acquisition Corporation, a Florida corporation and a wholly-owned subsidiary of Newco ("Omega Merger Sub"), and Onlinetrading Acquisition Corporation, a Florida corporation and a wholly-owned subsidiary of Newco ("Online Merger Sub," together with Omega Merger Sub, collectively, "Merger Subs"). The descriptions of the Merger Agreement, the Shareholder Agreements and the Online Stock Option Agreement contained herein are qualified in their entireties by reference to such agreements, which are attached to this Statement as Exhibits 1, 2 and 3, respectively. See responses to Items 4 and 5 below.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (b) As described in Item 3 above, the Shareholder Agreements and the Online Stock Option Agreement were entered into as a condition to the willingness of Omega to enter into the Merger Agreement. Pursuant to the Merger Agreement, Omega and Online will be merged in a stock-for-stock transaction. The Merger Subs, which are wholly-owned by Newco (a newly-formed holding company), are to acquire a 100% interest in each of Omega and Online in separate mergers (collectively, the "Merger"), pursuant to which Omega Merger Sub would be merged into Omega and Online Merger Sub would be merged into Online, with Omega and Online remaining as the surviving corporations (individually "Surviving Corporation" and collectively "Surviving Corporations") in the Merger. Upon consummation of the Merger, (a) Newco is to be the publicly traded company and the Newco shares exchanged would consist of registered shares of Newco common stock, $.01 par value ("Newco Common Stock"), (b) each share of Omega common stock, $.01 par value ("Omega Common Stock"), is to be converted into one share of Newco Common Stock and (c) each share of Online Common Stock is to be converted into the number of shares of Newco Common Stock equal to the quotient (the "Quotient") of (i) $11.0625 (the average of the last sale prices of a share of Online Common Stock over the 10-day trading period ending on the trading day prior to the execution of the Merger Agreement) divided by (ii) the average of the last sale prices of a share of Omega Common Stock over the 10-day trading period ending on the third trading day prior to the closing of the Merger; provided, however, that, in no event shall one share of Online Common Stock be converted into fewer than 1.3817 shares of Newco Common Stock nor more than
1.7172 shares of Newco Common Stock and, accordingly, if the Quotient is lower than 1.3817 per share, the exchange ratio for Online Common Stock would be adjusted upward to 1.3817 per share,

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CUSIP No. 68273D 10 8                13D                            Page 5 of 11

and, if the Quotient is higher than 1.7172, the exchange ratio for Online Common Stock would be adjusted downward to 1.7172 per share. Newco would assume both Omega's and Online's stock plans, as well as the outstanding options issued under such plans and certain other agreements.

         As indicated in Item 3 above, as an inducement to Omega to enter into the Merger Agreement, the Online Shareholders have entered into the Shareholder Agreements with Omega and have, by executing the Shareholder Agreements, agreed
(i) to vote their shares of Online Common Stock in favor of approval and adoption of the Merger and the Merger Agreement and all matters related thereto and (ii) to irrevocably appoint certain nominees of Omega as his, her or its lawful attorney and proxy to effectuate the foregoing. Such proxy would give Omega the limited right to vote each of the 8,888,888 shares of Online Common Stock beneficially and collectively owned by the Online Shareholders in favor of approval and adoption of the Merger and the Merger Agreement and all matters related thereto. Accordingly, the shared voting power with the Online Shareholders relates to the 8,888,888 shares of Online Common Stock (the "Shares"). The Online Shareholders and the number of Shares beneficially owned by each of them are set forth in Schedule B attached to this Statement, which is hereby incorporated by this reference.

         In exercising its right to vote the Shares as lawful attorney and proxy of the Online Shareholders, the nominees of Omega will be limited at every Online Shareholders meeting and every written consent in lieu of such meeting to voting the Shares in favor of approval and adoption of the Merger and the Merger Agreement and all matters related thereto. The Online Shareholders may vote the Shares on all other matters. The Shareholder Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination (if any) of the Merger Agreement. The foregoing summary of the Shareholder Agreements is qualified in its entirety by reference to the copy of the form of Shareholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference. See also Item 5 below.

         In connection with the Merger Agreement, Omega and Online also entered into the Online Stock Option Agreement. The Online Stock Option Agreement grants Omega the right, under certain conditions, to purchase up to 2,294,129 newly-issued shares of Online Common Stock at a price of $11.0625 per share. Subject to certain conditions, the option under the Online Stock Option Agreement may be exercised in whole or in part prior to a termination of the Merger Agreement by Omega after the occurrence of (i) fraud or a willful or intentional breach or failure to perform by Online under the Merger Agreement or
(ii) a Takeover Proposal or Trigger Event (as such terms are defined in the Merger Agreement) occurring with respect to Online, any of which then results in a termination of the Merger Agreement. The option granted under the Online Stock Option Agreement expires upon the earlier of the Effective Time (as defined in the Merger Agreement), the termination of the Merger Agreement (other than a termination triggering Omega's right to exercise such option) or 180 days following the termination of the Merger Agreement triggering Omega's right to exercise such option. The foregoing summary of the Online Stock Option Agreement is qualified in its entirety by reference to the copy of the Online Stock Option Agreement included as

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CUSIP No. 68273D 10 8                13D                            Page 6 of 11

Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference. See also Item 5 below.

         (c) Not applicable.

         (d) Upon consummation of the Merger, the directors of the Online Surviving Corporation are to be the initial directors of Online Merger Sub (Solomon Sredni and Marc J. Stone, who are currently executives officers and directors of Omega) and in addition Ralph L. Cruz (who is currently the Co-Chairman of the Board and Co-Chief Executive Officer of Omega) and Farshid Tafazzoli and E. Steven zum Tobel (who are currently executive officers and directors of Online), until their respective successors are duly elected or appointed and qualified. The executive officers of the Online Surviving Corporation shall be the officers of Online, until their respective successors are duly elected or appointed and qualified. In addition, the Board of Directors of Newco would, after the Merger, initially consist of eight members: five members, including two independent directors, designated by Omega and three members, including one independent director, designated by Online.

         (e) Other than as a result of the Merger as described in this Item 4 above, not applicable.

         (f) In addition to providing for the Merger, the Merger Agreement generally restricts Online from, among other things, engaging in transactions, including extraordinary corporate transactions (other than the Merger), selling certain assets, changing its capitalization (including by purchasing any of its capital stock or by issuing any capital stock or other securities), amending its articles of incorporation or by-laws, paying dividends, incurring indebtedness, making loans or advances to other persons, making acquisitions and making certain capital expenditures, and otherwise requires Online to operate in the ordinary course of business.

         (g) Upon consummation of the Merger, the Articles of Incorporation of Online Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Online Surviving Corporation until thereafter amended as provided by Florida law and such Articles of Incorporation; provided, however, that Article I of the Articles of Incorporation of the Online Surviving Corporation shall be amended to read as follows: "The name of the corporation is OnlineTradinginc.com corp." Upon consummation of the Merger, the Bylaws of Online Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Online Surviving Corporation until thereafter amended.

         (h) - (i) If the Merger is consummated as planned, Online's Common Stock would be deregistered under the Act and delisted from The Nasdaq SmallCap Market.

         (j) Other than as described above, Omega currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D (although Omega reserves the right to develop such plans or proposals).

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CUSIP No. 68273D 10 8                13D                            Page 7 of 11

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The number of shares of Online Common Stock covered by the Online Stock Option Agreement is 2,294,129, which constitutes, based on the sum of the number of shares outstanding on January 18, 2000 as represented by Online in the Merger Agreement and the number of shares of Online Common Stock that will be issued pursuant to the exercise of the option granted under the Online Stock Option Agreement (the "Option"), approximately 16.7% of Online's Common Stock.

         Prior to exercise of the Option, Omega (i) is not entitled to any rights as a shareholder of Online as to the shares of Online Common Stock covered by the Option and (ii) disclaims any beneficial ownership of the shares of Online Common Stock which are purchasable by Omega upon exercise of the Option, as the Option is exercisable only in the limited circumstances set forth in the Online Stock Option Agreement, none of which has occurred as of the date hereof. If the Option is exercised, Omega will have the sole right to vote and dispose of the shares of Online Common Stock issued as a result of such exercise, subject to the terms and conditions of the Online Stock Option Agreement. See also Item 4 above.

         As a result of the Shareholder Agreements, Omega may be deemed to be the beneficial owner of at least 8,888,888 shares (the "Shares") of Online Common Stock. The Shares constitute, based on the number of shares outstanding on January 18, 2000 as represented by Online in the Merger Agreement, approximately 77.5% of the issued and outstanding shares of Online Common Stock.

         Under the Shareholder Agreements Omega has a shared power to vote all of the Shares for the limited purposes described in Item 4 above. Accordingly, Omega does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Online Common Stock pursuant to the Shareholder Agreements. Furthermore, except as described in Item 4, Omega
(i) is not entitled to any rights as a shareholder of Online as to the Shares covered by the Shareholder Agreements and (ii) disclaims any beneficial ownership of the shares of Online Common Stock that are covered by the Shareholder Agreement.

         To the best of Omega's knowledge, no shares of Online Common Stock are beneficially owned by any of the persons named in Schedule A attached to this Statement.

         (c) Neither Omega nor, to the knowledge of Omega, any person named in Schedule A has effected any transaction in the Online Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

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CUSIP No. 68273D 10 8                13D                            Page 8 of 11

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement, Shareholder Agreements and Online Stock Option Agreement, to the knowledge of Omega, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Online, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

       EXHIBIT
         NO.        DESCRIPTION
       ------       -----------
         1. Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., onlinetradinginc.com corp., Online Trading Group, Inc., Omega Acquisition Corporation and Onlinetrading Acquisition Corporation, together with the following exhibits thereto: (i) Form of Omega Affiliate Agreement; (ii) Form of Online Affiliate Agreement; (iii) Form of Employment Agreement; and
                  (iv) Form of Non- Competition and Non-Disclosure Agreement

         2. Form of Online Shareholder Agreement dated January 19, 2000 among Online Trading Group, Inc., Omega Research, Inc. and each applicable Online shareholder

         3. Online Stock Option Agreement dated January 19, 2000 between Omega Research, Inc. and onlinetradinginc.com corp.

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CUSIP No. 68273D 10 8                13D                            Page 9 of 11

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2000

                                                 OMEGA RESEARCH, INC.

                                                 By: /s/ SALOMON SREDNI
                                                    ----------------------------
                                                     Salomon Sredni, President

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CUSIP No. 68273D 10 8                13D                           Page 10 of 11

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              OMEGA RESEARCH, INC.

         Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of Omega. The name of each person who is a director of Omega is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 8700 West Flagler Street, Miami, Florida 33174.

                                 PRESENT PRINCIPAL
                                 OCCUPATION OR EMPLOYMENT
NAME AND BUSINESS ADDRESS        INCLUDING NAME OF EMPLOYER
-------------------------        --------------------------
William R. Cruz*                 Co-Chairman of the Board and Co-Chief Executive
                                 Officer of Omega

Ralph L. Cruz*                   Co-Chairman of the Board and Co-Chief Executive
                                 Officer of Omega

Salomon Sredni*                  President and Chief Operating Officer of Omega

Peter A. Parandjuk*              Chief Technology Officer and Vice President of
                                 Research and Technology of Omega

Marc J. Stone*                   Vice President of Corporate Development,
                                 General Counsel and Secretary of Omega

Janette Perez                    Executive Vice President of Marketing and Sales
                                 of Omega

Gregg Stewart                    Chief Financial Officer, Vice President of
                                 Finance and Treasurer of Omega

Brian D. Smith*                  Private Investor
272 Tulip Tree Court
Blue Belle, PA  19422

Stephen C. Richards*             Senior Vice President, Corporate Development
E *TRADE Group, Inc.             and New Ventures of E*TRADE Group, Inc. (a
4500 Bohannon Drive              provider of online investing services)
Mento Park, CA  94025

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CUSIP No. 68273D 10 8                13D                           Page 11 of 11

                                   SCHEDULE B

                                                         NUMBER OF SHARES
         SHAREHOLDER                                  OF ONLINE COMMON STOCK
         -----------                                  ----------------------
Andrew A. Allen                                               225,926

Andrew A. Allen Family Limited Partnership                  2,500,000

Tafazzoli Family Limited Partnership                        2,725,926

zum Tobel Family Limited Partnership                          444,444

Derek J. Hernquist                                            266,666

Benedict S. Gambino                                         2,725,926
                                                            ---------
                                    Total                   8,888,888
                                                            =========

                                 EXHIBIT INDEX

       EXHIBIT
         NO.        DESCRIPTION
       ------       -----------
         1. Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., onlinetradinginc.com corp., Online Trading Group, Inc., Omega Acquisition Corporation and Onlinetrading Acquisition Corporation, together with the following exhibits thereto: (i) Form of Omega Affiliate Agreement; (ii) Form of Online Affiliate Agreement; (iii) Form of Employment Agreement; and
                  (iv) Form of Non- Competition and Non-Disclosure Agreement

         2. Form of Online Shareholder Agreement dated January 19, 2000 among Online Trading Group, Inc., Omega Research, Inc. and each applicable Online shareholder

         3. Online Stock Option Agreement dated January 19, 2000 between Omega Research, Inc. and onlinetradinginc.com corp.